

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

November 18, 2014

<u>Via E-mail</u>
Diana M. Laing
Chief Financial Officer
American Homes 4 Rent
30601 Agoura Road, Suite 200
Agoura Hills, CA 91301

      Re: **American Homes 4 Rent**
              Form 10-K for the Year Ended December 31, 2013
              Filed March 26, 2014
              File No. 001-36013

Dear Ms. Laing:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                  Sincerely,

                  /s/ Daniel L. Gordon

                  Daniel L. Gordon
                  Senior Assistant Chief Accountant